MOORE STEPHENS
CERTIFIED PUBLIC ACCOUNTANTS

905 Silvercord, Tower 2
30 Canton Road
Tsimshatsui
Kowloon
Hong Kong

Tel : (852) 2375 3180
Fax : (852) 2375 3828
E-mail : ms@ms.com.hk
www.ms.com.hk

馬施雲
會計師事務所

Your Ref:

Our Ref: 3649/2011/GEN/AFGCO02F

7 July 2011

The Audit Committee
Puda Coal, Inc.
426 Xuefu Street
Taiyuan
Shanxi Province
The People's Republic of China

Attn: Mr. Lawrence S. Wizel
Chairman of the Audit Committee

By E-mail & By Airmail
Strictly Private & Confidential

Dear Sirs,

PUDA COAL, INC.
RESIGNATION

We hereby resign as the independent registered public accounting firm of Puda Coal, Inc. (the "Company"), effective immediately.

Background

On 11 April 2011, the Company announced that its Board of Directors had unanimously ratified the decision of its Audit Committee to launch a full investigation into the allegations concerning unauthorized transfers of subsidiary ownership by the Company's Chairman, Mr. Ming Zhao. In the release, the Company stated that "although the investigation is in its preliminary stages, evidence supports the allegation that there were transfers by Mr. Zhao in subsidiary ownership that were inconsistent with disclosure made by the Company in its public securities filings." The New York Stock Exchange halted trading in the Company's stock that day. On 29 April 2011, in connection with a disclosure of Mr. Zhao's proposal to acquire 100% of the outstanding shares of common stock of the Company, the Company announced that the Audit Committee's investigation was continuing and that the Committee "intends to provide further information when the investigation is complete." There have been no further statements from the Company providing an update on the status of the investigation.

On 7 June 2011, we sent a letter to the Audit Committee (copy attached) requesting an update on the status of the Audit Committee's investigation. Counsel for the Audit Committee provided our counsel with information on the status of the investigation on 30 June 2011. Additional information was provided in discussions on 1 and 4 July 2011. Counsel informed us that, although the Audit Committee's investigation is not complete, the Committee's preliminary findings confirm that in September 2009 Mr. Zhao caused 90% of the shares of Shanxi Puda Coal Group Co., Ltd. ("Shanxi Coal"), then held indirectly by the Company, to be transferred to himself. Counsel stated that the preliminary findings also confirm that Mr. Zhao caused subsequent transfers of Shanxi Coal shares to occur in 2010. The Company provided representations to us in connection with our audits of the Company's consolidated financial statements for the years ended December 31, 2009 and 2010, including in the management representation letters, that are materially inconsistent with such transfers having occurred.

Our Ref: 3649/2011/GEN/AFGCO02F

7 July 2011

The Audit Committee
Puda Coal, Inc.

Prior Period Reports

We have reached the conclusion that we are no longer able to rely on the representations of management received in connection with our audits of the Company's consolidated financial statements for the years ended December 31, 2009 and 2010. Accordingly, we request that the Company take immediate steps to make the necessary Form 8-K filing stating that further reliance should no longer be placed on our previously issued audit reports dated March 31, 2010 and March 16, 2011.

Consent of Independent Registered Public Accounting Firm

We hereby consent to a copy of this letter being provided to the U.S. Securities and Exchange Commission ("Commission") and any successor auditor that may be appointed.

Section 10A of the Securities Exchange Act of 1934

The circumstances described above could constitute illegal acts pursuant to Section 10A of the Securities Exchange Act of 1934. Accordingly, we remind the Board of its obligations under Section 10A, including its obligations to provide notice to the Commission.

Yours faithfully,

Moore Stephens

JTF/sc